1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 27, 2013

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

Attn:	Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

Re:	Medallion Financial Corp.

Post-Effective Amendment No. 2 filed on September 20, 2013 to the

Registration Statement on Form N-2 File No.: 333-178644 and

Annual Report on Form 10-K filed on March 13, 2013 File No.: 814-00188

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Medallion Financial Corp. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to (i) the Post-Effective Registration Statement on Form N-2, filed on September 20, 2013 (the “Registration Statement”) and (ii) the Company’s Annual Report on Form 10-K, filed on March 13, 2013, contained in the comments delivered to the Company on November 5, 2013.

We are submitting this response letter in connection with the filing of Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 (the “Revised Registration Statement”). The Revised Registration Statement is being filed in order to respond to the Comment Letter and to make such other changes as the Company deems appropriate. To facilitate your review, we have set out each of your comments below with our corresponding responses.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

REGISTRATION STATEMENT ON FORM N-2

Cover Pages/General

Comment 1: Include the last reported sales price as of a more current date.

Response: The Company will update the reported sales price as of a more current date.

Comment 2: Throughout the prospectus, update all financial information to a more recent date.

Response: The Company has updated financial information in the revised registration statement as of September 30, 2013.

Fees and Expenses

Comment 1: Please explain the term “annualized operating expenses for the last fiscal year.” (p. 6)

Response: The Company will revise the language to read “annual operating expenses” to clarify the estimate is based on the actual annual operating expenses from the prior year.

Our Structure

Comment 1: Please include the organizational chart referenced on page 11. (p. 11)

Response: The Company has confirmed the organizational chart appears in the filed EDGAR version of the document and will also include the chart in all printed copies of document.

Risk Factors

Comment 1: Please clarify whether the Company relies on exemptive orders other than the orders relating to Section 18 of the Act. (p. 15)

Response: The Company operates its business in reliance on all of the exemptive orders it has received, which include two orders relating to Section 18 of the Act and the orders relating to its equity compensation plans.

Comment 2: Please revise the language under “Additional Common Stock” to clarify the Company cannot issue common stock below net asset value. (p. 18)

Response: After discussion with the Staff, the Company and the Staff have agreed to maintain the existing disclosure.

Comment 3: Under the Risk Factor “If our investments in assets that are not “qualifying assets” are determined…”, please revise the language to indicate the Company’s investment in Medallion Bank is not a qualifying investment. (p. 18)

Response: The Company has made the requested revision on page 18.

Comment 4: Please clarify the statement “would have positively impacted net increase in net assets resulting from operations…” (p. 23)

Response: The Company believes that the line item “net increase in net assets resulting from operations” would benefit from a 1% increase in interest rates. The Company has revised the language in the Revised Registration Statement and in its applicable future filings will include disclosure as follows:

“…a hypothetical immediate 1% increase in interest rates would result in an increase to the line item “net increase in net assets resulting from operations” as of…”

Comment 5: Under the Risk Factor “Changes in taxicab industry regulations…”, please clarify whether the implementation of the law has had an impact on income and the value of the collateral. (p. 25)

Response: The Company will clarify the disclosure as follows:

“Pursuant to this law, the TLC began issuing Street Hail Livery licenses in June 2013. We do not yet know the impact that these licenses will have on the taxicab industry. In the event such licenses materially reduce the market for taxicab services, income from operating medallions and the value of medallions serving as collateral for our loans could decrease by a material amount.”

Comment 6: Under the Risk Factor “Our portfolio companies may incur debt…”, please clarify the Company’s exposure to the lawsuit related to loan participations. (p. 27)

Response: The Company believes its total loss exposure is limited to the dollar amount of the participations, which is the amount disclosed in the Risk Factor. The Company has included a reference to the additional disclosure in such Risk Factor on page 27.

Business

Comment 1: Please include the organizational chart referenced on page 60. (p. 60)

Response: The Company has confirmed the organizational chart appears in the filed EDGAR version of the document and will also include the chart in all printed copies.

Compensation Discussion and Analysis

Comment 1: Please inform us whether the Company intends to request exemptions from Sections 23(a), 23(b) and 63 of the 1940 Act and, under Section 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 authorizing joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act. (p. 93)

Response: The Company currently does not intend to request exemptions from Section 23(a), 23(b) and 63 of the 1940 Act and, under Section 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, authorizing joint transactions otherwise prohibited by Section 57(a)(4) of the 1940

Act. The Company received an exemption from Section 61(a)(3)(B) of the 1940 Act from the Commission to approve a stock option plan for non-employee directors and the grant of certain stock options of which the initial application was filed in June 2009 and granted in July 2012.

Government Regulation

Comment 1: Disclose specifically how the Company calculates asset coverage and determines compliance with Section 18(a) and 61(a) of the 1940 Act both individually and on a consolidated basis. (p. 112)

Response: As is consistent with the methodology set forth in the Company’s response to Comment 10(e) on page 8 of its response letter dated April 24, 2012 to the Staff, the Company calculates asset coverage and determines compliance with Sections 18(a) and 61(a) of the 1940 Act as follows:

The Company, as a BDC, and Medallion Funding, Freshstart and Medallion Capital (together, the “Investment Company Subsidiaries”) are exempt under Section 6(f) of the 1940 Act from many of the requirements of the 1940 Act. Section 61 of the 1940 Act, however, requires a BDC to comply with Section 18 of the 1940 Act to the same extent as if the BDC were a registered closed-end investment company, subject to certain modifications. In relevant part and as modified by Section 61, Section 18(a)(1)(A) of the 1940 Act effectively provides that a BDC may not issue a “senior security” that represents indebtedness unless, immediately after such issuance, the BDC will have an “asset coverage” of at least 200%. Section 18(a)(2)(A) provides for the same asset coverage requirement for any senior security that is stock.

The term “senior securities” is generally interpreted broadly by the Commission and its staff to include any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. A senior security representing indebtedness is any senior security other than stock.

The Company’s Exemptive Orders

The Company calculates its “asset coverage” on both an unconsolidated and a consolidated basis in accordance with Section 18 as modified under (i) the Application by Medallion Funding Corp., SEC Rel. No. IC-16253 (Feb. 5, 1988), granted by Commission Order, In the Matter of Medallion Funding Corp., SEC Rel. No. IC-16296 (Mar. 1, 1988) (the “1988 Order”) and (ii) the Application by Medallion Financial Corp., SEC Rel. No. IC-21915 (Apr. 24, 1996), granted by Commission order, In the Matter of Medallion Financial Corp., SEC Rel. No. IC-21969 (May 21, 1996) (the “1996 Order”). The 1988 Order was primarily designed to facilitate the use of a company structure by the Company; the 1996 Order clarified how certain debentures held by the SBA should be treated by the Company for purposes of the asset coverage test.

Under the 1988 Order, the Company and the Investment Company Subsidiaries obtained certain exemptive relief from Sections 8(b), 12(d)(1), 12(e), 17(a), 17(d), 18(a), 18(c), 30(b) and 30(d) of the 1940 Act and Rules 8b-16, 17d-1, 30b1-1 and 30d-1 thereunder. In relevant part, the Company and each Investment Company Subsidiary represented that it would not issue any senior securities unless the Company, on an individual basis, and the Company and its subsidiaries, on a consolidated basis, met the asset coverage requirements under Section 18(a) of the 1940 Act. In calculating the Company’s asset coverage on a consolidated basis, the 1988 Order permits the following to not be treated as senior securities issued by the Company but to be treated as indebtedness not represented by senior securities:

•	Any SBA preferred stock interest in Medallion Funding.

•	Any borrowings by the Investment Company Subsidiaries.

•	Any guarantees by the Company of any borrowings of the Investment Company Subsidiaries, so long as at least 90% of the total assets of the Company on a consolidated basis are represented by the Company’s investments in the Investment Company Subsidiaries, or in securities similar to those in which those entities invest.

Under the 1996 Order, the Company and certain other parties obtained exemptive relief from Sections 12(d), 17(a), 17(d), 18(a) and 57(a) of the 1940 Act and Rule 17d-1 thereunder. The Company made essentially the same representations, and agreed to the same conditions, in the 1996 Order as under the 1988 Order with respect to the issuance of senior securities, although no reference was made to guarantees by the Company and the 90% requirement discussed above.

Under both the 1988 Order and the 1996 Order, the Company represented that it would calculate asset coverage on both an individual and consolidated basis in accordance with Section 18 of the 1940 Act.

The Company’s Asset Coverage on an Unconsolidated Basis

Under the terms of the 1988 and 1996 Orders, the Company must calculate its asset coverage on an unconsolidated basis. For purposes of Section 18, on an unconsolidated basis, the Company has not issued any stock other than its common stock (noting that the SBA’s preferred stock interest in Medallion Funding is treated as a liability, and not a senior security, under the terms of the 1988 Order), but does have outstanding senior securities represented by indebtedness.

Under Section 18(h) of the 1940 Act, the “asset coverage” for an issuer of a class of a senior security that is debt means “the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer.” In calculating its asset coverage for indebtedness on an unconsolidated basis, the Company follows the guidelines below:

•	Any debt issued directly by the Company, such as the Company’s loan with Sterling National Bank, is treated as a senior security.

•	Any margin loans, to the extent “covered” in accordance with SEC guidelines, are treated as a liability not deemed a senior security. See Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979); and Guidelines for Preparation of Form-8B-1¸ Items 4(b), (f), SEC Rel No. IC-7221 (1972). The Company covers its margin loans by segregating on its books cash or marketable securities in an amount equal to the margin liability, as marked to market on a daily basis. See Merrill Lynch Asset Management, L.P., SEC NO-Action Letter (July 2, 1996).

•	Guarantees, if any, issued by the Company are generally treated as senior securities except (1) guarantees issued on any borrowings of the Investment Company Subsidiaries provided the conditions set out in the 1988 Order are met, and (2) guarantees meeting the requirements of Section 61(a)(4) of the 1940 Act.

•	Liabilities at a subsidiary level are not reflected when calculating the test on an unconsolidated basis.

Applying the guidelines to the asset coverage test with respect to the Company’s financials as of September 30, 2013, the Company’s asset coverage on an unconsolidated basis is calculated as follows:

Total Assets ($415,543,000) – Total Liabilities plus Non-Senior Security Indebtedness ($88,053,000) / Senior Security Debt ($118,797,000) = approximately 276%.

The Company’s Asset Coverage on a Consolidated Basis

Under the terms of the 1988 and 1996 Orders, the Company must calculate its asset coverage on a consolidated basis. For purposes of Section 18, on a consolidated basis, the Company has not issued any stock other than its common stock, but does have outstanding senior securities represented by indebtedness. In calculating its asset coverage for indebtedness on a consolidated basis, the Company follows the guidelines below:

•	Any debt issued directly by the Company, such as the Company’s loan with Sterling National Bank, is treated as senior security.

•	Any margin loans, to the extent “covered” in accordance with Commission guidance, are treated as a liability not deemed a senior security. The Company covers its margin loans by segregating on its books cash or marketable securities in an amount equal to the margin liability, as marked to market on a daily basis.

•	Guarantees, if any, issued by the Company would generally be senior securities except (1) guarantees issued on any borrowings of the Investment Company Subsidiaries, provided the conditions set out in the 1988 Order are met, and (2) guarantees meeting the requirements of Section 61(a)(4) of the 1940 Act.

•	Per the 1988 and 1996 Orders, any borrowings by any of the Investment Company Subsidiaries, including any SBA debentures, are treated as a liability but not a senior security.

•	Any preferred stock interest held by the SBA is treated as a liability of the Company, but not a senior security.

•	Indebtedness under the $200 million line of credit between Taxi Medallion Loan Trust III and an affiliate of DZ Bank is treated as a liability of the Company but not a senior security. This position is based primarily on the fact that neither the Company nor any Investment Company Subsidiary is the issuer of the indebtedness, and DZ Bank does not have priority to any assets of the Company or any Investment Company Subsidiary, but, except for the limited guarantee provided by Medallion Funding discussed above, is limited in recourse solely to the Trust.

•	When the Company consolidated Medallion Bank, Certificates of Deposit issued by Medallion Bank were treated as liabilities of the Company but not senior securities. The CDs essentially represent borrowings by Medallion Bank from its depositors for which Medallion Bank issues promissory notes paying a certain rate of interest. Medallion Bank was the sole issuer of the CDs, and the CDs were solely the obligations of Medallion Bank, were FDIC insured, and were subject to regulation by the FDIC and Utah state banking regulators. Following deconsolidation of Medallion Bank, the Company treats CDs issued by Medallion Bank solely as obligations of a portfolio investment.

Applying the guidelines to the asset coverage test with respect to the Company’s financials as of September 30, 2013, the Company’s asset coverage on a consolidated basis is calculated as follows:

Total Assets ($570,501,000) – Total Liabilities other than Senior Security Debt ($225,841,000) / Senior Security Debt ($118,797,000) = approximately 290%.

Plan of Distribution

Comment 1: Please disclose whether the Company has entered into derivative transactions and if so, implement the staff observations concerning derivatives disclosure set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (p. 127)

Response: As noted in the Company’s response to Comment 9 on page 26 of its response letter dated April 24, 2012 to the Staff, “The Company has purchased interest rate caps as required under its credit facility with DZ Bank. The Company has purchased these from time to time from DZ Bank and Citibank. The costs of the interest rate caps are immediately expensed and the interest rate caps are immaterial to the Company. Because of the immaterial nature of the caps, the Company does not believe additional disclosure is warranted. The Company will include additional disclosure in the event the use of interest rate caps or other derivative instruments become material.” The Company affirms its prior response.

ANNUAL REPORT ON FORM 10-K

Cover Pages

Comment 1: Item 5, page 30 - Where is the disclosure required by Item 201(e) of Regulation S-K?

Response: Pursuant to General Instruction G(2) to Form 10-K, the Company has included the performance graph required by Item 201(e) of Regulation S-K on the inside back cover page of its annual report to security holders, which consists of a “wrap” to its 10-K. For clarity, the Company will move the performance graph to its Form 10-K in its subsequent 10-K filings.

Full Schedule of Investments- EX-99.1

Comment1: Instead of disclosing “matured” for certain loans, please disclose the maturity date.

Response: The Company will disclose the maturity date for matured loans in its applicable future filings.

Comment 2: Please explain why the loan “Bettie Jean &” does not contain a maturity date. This loan is included in the Newark section.

Response: The Company inadvertently omitted the maturity date of the “Bettie Jean &” loan and will include the maturity date in its applicable future filings.

Comment 3: Please explain why the loan “Orchard &” with an acquisition date of 3/10/99 that has “matured” is still valued at cost.

Response: The Company is in active discussions with the portfolio company and the portfolio company’s senior lenders to restructure its investment in this portfolio company. The Company’s current investment is secured by collateral which it believes is in excess of its investment. The Company believes that the collateral value justifies the fair value at cost because the Company would realize the cost of its investment in any foreclosure proceeding. Due to the active restructuring discussions, the Company has made the determination not to commence any foreclosure action at this time.

Comment 4: Please provide the supporting calculation for the percentage of non-qualifying assets at 12/31/12. Footnote “**” indicates that the percentage value of all non-eligible portfolio companies to total assets of Medallion Financial on an unconsolidated basis was up to 28% and up to 29% on a consolidated basis. The only portfolio companies that are flagged as non-eligible portfolio companies are Medallion Bank ($92,169), Appliance Recycling Centers of America, Inc. ($579), and PMC Commercial Trust ($232). The total of these investments as a percentage of total assets is 17%.

Response: In addition to the investments listed above, the Company holds certain other assets (taxicab medallions) recovered in foreclosure. As further described in Consolidated Balance Sheet, page F-4, Comment 3, the Company is required under applicable City of Chicago regulations to operate the medallions and in that connection engages third party taxi operators. Out of an abundance of conservatism, the Company includes the value of these taxicab medallions in its non-qualifying assets calculation. Those assets, which represent approximately $49.9 million in value, primarily comprise the difference between the 17% and 28%/29% number. The Company will disclose in Note 1 and elsewhere that the taxicab medallions constitute non-qualifying assets and will disclose the historical cost of the taxicab medallions. The Company has revised its disclosure in the Revised Registration Statement and its applicable future filings will include disclosure on the Chicago taxicab medallions under the heading “Investments other than Securities” consistent with Rule 12-13 of Regulation S-X. As permitted under Rule 6-10(a) of Regulation S-X, the disclosure is included in note 17 on page F-37 and note 13 on page F-111.

Comment 5: Please state why Medallion Bank was not identified as a non-qualifying asset in the 12/31/11 full schedule of investments.

Response: The Company inadvertently omitted the appropriate footnote in the 12/31/11 full schedule of investments and will include the footnote in its applicable future filings.

Comment 6: The note to the schedule of investments regarding non-qualifying assets should state the issues of non-compliance. Refer to Instruction 1b to Item 8.6 of Form N-2.

Response: The Company will include the following disclosure in its applicable future filings:

“Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets, which include securities of eligible portfolio companies, represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. We monitor the status of these assets on an ongoing basis.”

Consolidated Summary Schedule of Investments:

Comment 1: Article 12-12C of Regulation S-X permits a summary schedule of investments in securities of unaffiliated issuers. We note that the Consolidated Summary Schedule of Investments does not appear to disclose each affiliated issuer separately. Refer to page F-31.

Response: Article 12-12C of Regulation S-X regulates “Investment in Securities of Unaffiliated Issuers”. The Company believes the inclusion of the additional disclosure regarding affiliated issuers in that summary schedule of investments, which it does not believe is required by Article 12-12C, is nonetheless useful to investors. The Company includes separate disclosure regarding affiliated issuers, which discloses each of those issuers separately, on page F-44.

Comment 2: Please explain why RPAC Racing LLC has a disclosed value of $454 on page F-33 on the Consolidated Schedule of Investments In and Advances to Affiliates, but has a disclosed value of $3,742 on the Consolidated Schedule of Investments.

Response: The Company holds two investments in RPAC, an equity investment valued at $454 and a debt investment valued at $3,742. The Company will revise its Consolidated Schedule of Investments In and Advances to Affiliates to clarify both aspects of its investment.

Comment 3: On page F-32, please provide more information as to how shareholders can access the complete schedule of portfolio holdings. Current disclosure refers the shareholders to the SEC website. Include information such as filing date, file number, etc… This comment also applies to the POS8C.

Response: The Company has revised its disclosure on its summary schedule of investments in the Revised Registration Statement and in its applicable future filings will include disclosure as follows:

For further detail, the completed schedule of portfolio holdings is available (i) without charge, upon request, by calling (877) MEDALLION; and (ii) on the SEC’s website at http://www.sec.gov (filed as Exhibit 99.1 to the [Annual Report for the fiscal year ended December 31, 2012], filed on [March 13, 2013] (File No. 814-00188)).

Comment 4: Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

Subsidiary is defined by 1-02(x) of Regulation S-X as “… an affiliate controlled by such person directly or indirectly through one or more intermediaries”. An affiliate is defined by 6-02(a) of Regulation S-X as “as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term “control” has the meaning (given) in section 2(a)(9) of the Act”. Section 2(a)(9) of the Investment Company Act of 1940 defines control as having “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”.

Refer to the IM Guidance Update No. 2013-07. September 2013:

http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-07.pdf

Response: Following an analysis of the “significant subsidiary” definition set forth in Rule 1-02(w), the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied. The Company completed each of the three tests outlined in Rule 1-02(w) with respect to each subsidiary. Other than Medallion Bank, no subsidiary meets any of the three conditions. The Company has concluded that the financial statements of Medallion Bank commencing on page F-55 should continue to be included in its 10-K filings and that the disclosure regarding Medallion Bank in footnote 3 should continue to be included in its 10-Q filings. On the basis of its analysis, the Company does not believe any other non-consolidated portfolio company meets the applicable disclosure requirements.

Consolidated Statements of Operations, page F-3:

Comment 1: Include the disclosure requirements of Regulation S-X, Article 6-07.7(a). 7. Realized and unrealized gain (loss) on investments-net. (a) State separately the net realized gain or loss on transactions in: (1) Investment securities of unaffiliated issuers, (2) investment securities of affiliated issuers, and (3) investments other than securities. Currently, only “net realized losses on investments” is disclosed.

Response: Historically, substantially all of the Company’s realized gains and losses have arisen from the investment securities of unaffiliated issuers. The Company will revise its Consolidated Statements of Operations to include a footnote stating that substantially all of the Company’s realized gains and losses have arisen from the investment securities of unaffiliated issuers and indicating the amount of realized gains and losses that arise from investment securities of affiliated issuers and from investments other than securities, if any.

Consolidated Balance Sheet, page F-4:

Comment 1: Disclose the cost of each category of investments as well as the total cost of investments.

Response: As noted in the Company’s response to Comment 5 on page 25 of its response letter dated April 24, 2012 to the Staff, “The Company believes the existing presentation of the balance sheet is the most appropriate presentation for its investors. The Company notes that the Consolidated Summary Schedule of Investments beginning on page F-36 provides the cost of each category of investments as disclosed on the Consolidated Balance Sheets (Medallion loans, commercial loans, investment in Medallion Bank and other controlled subsidiaries, equity investments and investment securities) and also the cost of the total investments.” The Company affirms its prior response.

Comment 2: What is the composition of cash and cash equivalents? Is this a money market mutual fund or anything other than cash in a bank account, the investment should be disclosed separately on the Schedule of Investments. Additionally, if the fund invests in a money market mutual fund, disclose any associated acquired fund fees and expenses in the prospectus fee table.

Response: As noted in the Company’s response to Comment 4 on page 25 of its response letter dated April 24, 2012 to the Staff, “The Company’s cash is held in various bank accounts and it has no cash or cash equivalents in money market funds or other investment companies that would require disclosure of acquired fund fees and expenses in the fee table.” The Company affirms its prior response.

Comment 3: The balance of “Other Assets” represents 10% of total assets. The notes to financial statements disclose that $43,588,000 of this balance is the fair value of City of Chicago taxicab medallions purchased out of foreclosure. Individually, this balance represents 8% of total assets. Disclose this amount separately in future filings if the amount is greater than 5% of total assets.

Additionally, please state why these are not presented as investments on the Schedule of Investments. The medallions are income producing, as they are leased to fleet operators. What is the unrealized appreciation/depreciation on these medallions? Is the fair value of these medallions included in the fair value hierarchy disclosure?

Response: The Company has revised its disclosure in the Revised Registration Statement and in its applicable future filings will include disclosure to reflect the balance of the medallions as a separate line item titled “Foreclosed properties”. The Company has revised its disclosure in the Revised Registration Statement and its applicable future filings will include disclosure on the Chicago taxicab medallions under the heading “Investments other than Securities” consistent with Rule 12-13 of Regulation S-X. As permitted under Rule 6-10(a) of Regulation S-X, the disclosure is included in note 17 on page F-37 and note 13 on page F-111. The Company does not present these as investments on the Schedule of Investments because during the pendency of liquidation the Company treats the medallions as operating assets. While it holds the medallions, the Company is required by applicable City of Chicago regulations to operate the medallions and does so by engaging third party taxicab operators. The Company believes the lease income generated by the fleet operators is not material to its operations. The unrealized appreciation/depreciation on the medallions is $41,238,000. The fair value of the medallions is included in the Company’s fair value hierarchy disclosure as Level 2 assets. The Company utilizes medallion transfer values published by the City of Chicago as a benchmark for its fair value assessment.

Comment 4: Please explain why there is a “Commitments and Contingencies” line item. Include a reference to the notes to financial statements.

Response: The Company believes the line item is consistent with standard financial presentation and maintains the line item to indicate to investors that there are no current commitments and contingencies requiring disclosure. The Company has included an appropriate cross-reference to Note 9.

Consolidated Statements of Changes in Net Assets, page F-5:

Comment 1: Please explain why the disclosure in footnote (3) does not equal the corresponding amounts disclosed on the Consolidated Balance Sheet.

Response: The amount shown in footnote (3) represents the undistributed net investment income and net realized gains, as of a point in time, while the amounts shown on the Consolidated Balance Sheet represent cumulative balances, which include capital and operating losses in prior periods, in the categories since the Company’s inception.

Comment 2: We note that a return of capital was paid in 2012, representing $0.44 per share, or 53% of total distributions. Was the fund in compliance with Section 19A of the 1940 Act? How were shareholders notified of the nature of this distribution? Does the website correctly identify the source of distributions?

Response: The Company is in compliance with Section 19A and notified shareholders of the nature of the distribution through the mailing of a letter notification to each stockholder. The information is also separately disclosed on the Company’s website.

Notes to Financial Statements:

Comment 1: Note 1- Organization of Medallion Financial Corp. and its Subsidiaries:

This note does not appear to describe all of the subsidiaries of Medallion Financial Corp. Additionally, EX-21.1 to the Form 10-K does not appear to include all of the subsidiaries of Medallion Financial Corp.

Response: The Company believes all of its material subsidiaries are described in Note 1. Item 601 of Regulation S-K permits the omission of subsidiaries on Exhibit 21 if the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by the report. The Company believes the subsidiaries omitted from Exhibit 21.1 also meet this requirement.

Comment 2: Note 2- Summary of Significant Accounting Policies.

•	Page F-12- How delinquent are the receivables for bonuses related to certain investments? Current disclosure indicates that these have been delinquent for more than 91 days. Are these receivables fair valued?

Response: The receivables have been delinquent since March 2012 and are the subject of a collection action commenced September 2012. While the Company believes it will prevail in the litigation, the Company has reflected an appropriate fair value discount to reflect the collection risk in litigation.

•	Page F-14- Derivatives- Include disclosure related to the interest rate cap locks, including the counterparty, terms of the agreement, termination date, fair value, cost, etc… Are these included in the fair value hierarchy disclosures?

Response: Please see the Company’s response to Plan of Distribution, Comment 1.

•	Page F-14- Include the disclosure requirements of FASB ASC946-20-50-12:

50-12: The notes shall disclose all of the following tax-basis components of distributable earnings as of the most recent tax year end:

a.	Undistributed ordinary income
b.	Undistributed long-term capital gains
c.	Capital loss carryforwards
d.	Unrealized appreciation (depreciation).

Response: The Company has disclosed the undistributed ordinary income and undistributed long-term capital gains in the footnotes to the Consolidated Statements of Changes in Net Assets. The unrealized appreciation (depreciation) is disclosed in the Consolidated Balance Sheets and in Note 2 to the Financial Statements (Summary of Significant Accounting Policies). The Company will include amounts related to capital loss carryforwards in a footnote to the Consolidated Statements of Change in Net Assets in its applicable future filings.

•	Page F-18- Disclose the counterparties to the borrowings.

Response: The Company does not believe disclosure of the counterparties is useful to investors. The counterparties are numerous, frequently change and are not material to the Company. The Company believes it discloses all of its material counterparties such as DZ Bank.

•	Page F-24- Please disclose the nature of the “Miscellaneous taxes” paid.

Response: The Company has revised the disclosure in the Revised Registration Statement and in its applicable future filings will include disclosure to clarify the components of miscellaneous taxes. These components consist of items such as franchise taxes, excise taxes, road taxes and other governmental assessments.

•	Page F-25- Please include a line item for “Total Distributions”. Refer to Item 4.1.d of Form N-2.

Response: The Company has revised the disclosure in the Revised Registration Statement and in its applicable future filings will include disclosure to include a line item for “Total Distributions”.

•	Page F-28- Note 16 appears to be missing the following disclosure requirements of FASB ASC 820-10-50:

FASB ASC 820-10-50-2c3. The amounts of any transfers into or out of Level 3 of the fair value hierarchy, the reasons for those transfers, and the reporting entity’s policy for determining when transfers between levels are deemed to have occurred (see paragraph 820-10-50-2C). Transfers into Level 3 shall be disclosed and discussed separately from transfers out of Level 3.

Response: There have been no transfers of assets into or out of Level 3. The Company will disclose any such transfers if they occur in the future.

FASB ASC 820-10-50-2g. For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. If there are interrelationships between those inputs and other unobservable inputs used in the fair value measurement, a reporting entity shall also provide a description of those interrelationships and of how they might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement. To comply with that disclosure requirement, the narrative description of the sensitivity to changes in unobservable inputs shall include, at a minimum, the unobservable inputs disclosed when complying with paragraph 820-10-50-2(bbb).

Response: The Company has revised the disclosure in its Fair Value of Assets and Liabilities footnotes on pages F-34 and F-107 of the Revised Registration Statement and in its applicable future filings will include similar disclosure.

FASB ASC 820-10-50-2bbb: For recurring and nonrecurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy, a description of the valuation technique(s) and the inputs used in the fair value measurement. If there has been a change in valuation technique (for example, changing from a market approach to an income approach or the use of an additional valuation technique), the reporting entity shall disclose that change and the reason(s) for making it. For fair value measurements categorized within Level 3 of the fair value hierarchy, a reporting entity shall provide quantitative information about the significant unobservable inputs used in the fair value measurement. A reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment). However, when providing this disclosure, a reporting entity cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting entity.

Response: The Company has revised the disclosure in its Fair Value of Assets and Liabilities footnotes on pages F-37 and F-110 of the Revised Registration Statement and in its applicable future filings will include similar disclosure.

***

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts in connection with this matter. Should you have any additional questions or concerns, please call me at (202) 303-1275.

Very truly yours,

/s/ James G. Silk

James G. Silk

Partner

Willkie Farr & Gallagher LLP

cc:	Jeffrey Yin, Esq., Chief Compliance Officer and General Counsel, Medallion Financial Corp.

Andrew M. Murstein, President, Medallion Financial Corp.

Mario M. Cuomo, Esq., Willkie Farr & Gallagher LLP